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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 3)*


                                   MESA Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   590911103
                                 (CUSIP Number)

                                Kenneth A. Hersh
                          777 Main Street, Suite 2700
                            Fort Worth, Texas 76102
                                 (817) 820-6600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 8, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 590911103                        SCHEDULE 13D

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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            DNR-MESA HOLDINGS, L.P.
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(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]

                                                                          (b)[ ]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                         OO (See Item 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

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(6)   Citizenship or Place of Organization    DNR-MESA HOLDINGS, L.P. IS A
                                              LIMITED PARTNERSHIP FORMED UNDER
                                              THE LAWS OF THE STATE OF TEXAS.

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                                  (7)     Sole Voting Power                    0
                                  ----------------------------------------------
     Number of
     Shares                       (8)     Shared Voting Power                  0
     Beneficially                 ----------------------------------------------
     Owned by
     Each                         (9)     Sole Dispositive Power               0
     Reporting                    ----------------------------------------------
     Person With:
                                  (10)    Shared Dispositive Power             0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person             0

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                    0(1)

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(14)  Type of Reporting Person (See Instructions)                             PN

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----------------------------------

    (1) Due to the Merger, as described herein, the Issuer no longer exists as a separate corporate entity and thus has no outstanding securities.

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      The Schedule 13D filed by the Reporting Person with the Securities and
Exchange Commission on July 11, 1996, as amended on November 27, 1996 and on April 14, 1997, is hereby amended as follows:

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the former common stock, par value $.01 per share (the "Common Stock"), of the Issuer.

ITEM 2.     IDENTITY AND BACKGROUND.

      No modification.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4.     PURPOSE OF TRANSACTION.

      By virtue of a transaction in which the Issuer was merged into Pioneer Natural Resources Corporation, a Delaware corporation ("Pioneer"), and Parker & Parsley Petroleum Company, a Delaware corporation, was merged into Mesa Operating Co., a subsidiary of Pioneer, (the "Merger"), the 63,672,925 shares of Series B Preferred Stock owned by the Partnership immediately prior to the Merger were completely converted into securities of Pioneer and the separate corporate existence of the Issuer was terminated. Therefore, due to the Merger, the Partnership currently has beneficial ownership of zero shares of the Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Partnership, Rainwater, Inc. and Richard E. Rainwater no longer own any shares of the Common Stock.

      (b) None of the Partnership, Rainwater, Inc. or Richard E. Rainwater has the power (sole or shared) to vote or direct the vote or to dispose or direct the disposition of shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.





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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 15, 1997           DNR-MESA HOLDINGS, L.P.

                                 By:   Rainwater, Inc., its Sole General Partner


                                   By:   /s/ Kenneth A. Hersh
                                      ------------------------
                                      Kenneth A. Hersh,
                                      Vice President